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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12
SALIX PHARMACEUTICALS, LTD.
(Name of Registrant as Specified In Its Charter)
AXCAN PHARMA INC. SAULE HOLDINGS INC.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

PRELIMINARY COPIES
SUBJECT TO COMPLETION
DATED MAY 8, 2003

May     , 2003
Dear Salix Pharmaceuticals, Ltd. Stockholder:

        As you may be aware, Saule Holdings Inc. (the "Purchaser"), a wholly owned subsidiary of Axcan Pharma Inc. (the "Parent"), made a premium cash offer (the "Offer") of $8.75 for each outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd. (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights" and together with the Common Stock, the "Shares"). We are soliciting proxies to elect a new slate of directors and adopt a resolution repealing certain revisions to the Company's Bylaws because we believe that the Company's current Board of Directors is not acting in the best interests of the Company's stockholders.

        This proxy statement and the accompanying GOLD proxy card are from the Purchaser and Parent. This solicitation is being made by the Purchaser and Parent, and not on behalf of the Company. We are soliciting proxies from the Company's stockholders to be used at the 2003 annual meeting of stockholders of the Company (the "Annual Meeting"). The Company has announced that the scheduled date of the Annual Meeting is Thursday, June 19, 2003. The Company has announced that its Annual Meeting will be held at 8540 Colonnade Center Drive, Suite 201, Raleigh, North Carolina, and will begin at 9:00 a.m.

        We are soliciting your vote and urging you to vote for the election of the five nominees to the Company's Board of Directors proposed in the enclosed proxy statement (the "Purchaser Director Nominees") because we believe that the current directors of the Company are not acting, and are unwilling to act, in the best interests of the Company's stockholders. Specifically, the Company's current Board of Directors has not taken steps to discuss the benefits of the Offer or an alternative negotiated transaction with Purchaser and Parent and has recommended that the common stockholders not tender into our $8.75 per share cash tender offer, even though the Offer represents an approximately 40% premium to the Company's average closing share price over the 30 days prior to the commencement of the Offer. The closing market price of the Company's stock on May 7, 2003 was $11.17 per share.

        We are also soliciting your vote and urging you to vote to adopt a bylaw resolution repealing each provision of the Company's Bylaws or any amendments thereto adopted by the Company's Board of Directors after November 30, 2001 and before the adoption of this proposed resolution. This resolution is designed to prevent the Company's Board of Directors from creating additional obstacles to the successful completion of the Offer.

        We believe that you are entitled to a Board of Directors that will act in the best interests of the stockholders, in accordance with the requirements of Delaware law. We also believe that the Company's current Board of Directors should not deprive stockholders of the opportunity to receive a premium for their Shares pursuant to the Offer. In this proxy statement, we are asking you to elect members to the Company's Board of Directors who will act in your best interests and, subject to their fiduciary duties, give the stockholders the opportunity to accept our premium cash tender offer. Because the Company's current Board of Directors is refusing to act in the best interests of the stockholders, we are asking you to vote for the Purchaser Director Nominees instead of the nominees we expect to be named by the Company. While we believe that the Purchaser Director Nominees will act in the best interests of all stockholders by removing barriers to the Offer, there can be no assurance that the actions of the Purchaser Director Nominees will maximize the value of the Company for the benefit of stockholders. By soliciting your vote for the Purchaser Director Nominees, we are seeking to enable you—the stockholders of the Company—to decide whether the Offer should be consummated.

IMPORTANT

        WE ARE SOLICITING PROXIES IN CONNECTION WITH THIS PROXY STATEMENT TO FACILITATE THE COMPLETION OF THE PURCHASER'S PENDING TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES AT A PRICE OF $8.75 PER SHARE IN CASH BY URGING YOU TO VOTE IN FAVOR OF THE PURCHASER DIRECTOR NOMINEES AT THE ANNUAL MEETING. FOR A DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, SEE "BACKGROUND—CONDITIONS TO THE OFFER."

        AT THE ANNUAL MEETING, THE STOCKHOLDERS WILL HAVE THE OPPORTUNITY TO ELECT DIRECTORS WHO WILL ACT IN THE BEST INTERESTS OF ALL STOCKHOLDERS, IN ACCORDANCE WITH DELAWARE LAW.

        THE PURCHASER BELIEVES THAT THE STOCKHOLDERS—THE OWNERS OF THE COMPANY—ARE ENTITLED TO DETERMINE WHETHER THE OFFER SHOULD BE CONSUMMATED. WE BELIEVE THAT THE PURCHASER DIRECTOR NOMINEES, IF ELECTED TO THE COMPANY'S BOARD OF DIRECTORS, WILL ACT IN THE BEST INTERESTS OF ALL STOCKHOLDERS, IN ACCORDANCE WITH DELAWARE LAW. IF ELECTED, THE PURCHASER DIRECTOR NOMINEES WILL COMPRISE ALL OF THE DIRECTORS OF THE COMPANY.

        WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND FOR THE ADOPTION OF THE BYLAW RESOLUTION DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY. YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. FAILURE TO EXECUTE A GOLD PROXY CARD MAY IMPEDE COMPLETION OF THE TENDER OFFER AND THEREBY HINDER THE ABILITY OF THE STOCKHOLDERS TO RECEIVE $8.75 PER SHARE IN CASH FOR THEIR SHARES PURSUANT TO THE TENDER OFFER.

        YOU MAY VOTE ON THE GOLD PROXY CARD EVEN IF YOU HAVE PREVIOUSLY VOTED A PROXY PROVIDED TO YOU BY THE COMPANY. YOU ARE LEGALLY ENTITLED TO CHANGE YOUR VOTE—ONLY YOUR LATEST-DATED PROXY COUNTS.

        REMEMBER, IF YOU HOLD YOUR SHARES WITH A BROKERAGE FIRM OR BANK, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES.

        If you have any questions or require any assistance in executing or delivering your proxy, please contact our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or by calling collect at (212) 929-5500.

Very truly yours,
Léon F. Gosselin
Chairman, President and Chief Executive Officer
Axcan Pharma Inc.
David W. Mims
President and Chief Executive Officer
Saule Holdings Inc.

PRELIMINARY MATERIALS
DATED MAY 8, 2003
SUBJECT TO COMPLETION

2003 ANNUAL MEETING OF STOCKHOLDERS
OF
SALIX PHARMACEUTICALS, LTD.
TO BE HELD ON JUNE 19, 2003

PROXY STATEMENT
OF
AXCAN PHARMA INC.
AND
SAULE HOLDINGS INC.

This Proxy Statement will be revised to reflect actual facts at the time of filing the definitive proxy statement,
which is expected to take place on or about May 9, 2003.

        This Proxy Statement (the "Proxy Statement") and the enclosed GOLD Proxy Card (the "Proxy Card") are being furnished in connection with the solicitation (the "Solicitation") of proxies by and on behalf of Saule Holdings Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to be used at the Annual Meeting of Stockholders of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), which the Company has announced is scheduled to be held on Thursday, June 19, 2003 (the "Annual Meeting"). The Company has announced that its Annual Meeting will be held at 8540 Colonnade Center Drive, Suite 201, Raleigh, North Carolina, and will begin at 9:00 a.m.

        THIS SOLICITATION IS BEING MADE BY THE PURCHASER AND PARENT AND NOT ON BEHALF OF THE COMPANY.

        This Proxy Statement and the enclosed GOLD Proxy Card are first being mailed on or about May     , 2003 to all stockholders of the Company of record as of April 25, 2003.

        On April 10, 2003, Purchaser commenced a premium all cash tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights" and together with the Common Stock, the "Shares"), at a price of $8.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (as defined herein). The purpose of the Offer is to enable Parent to acquire control of, and to own the entire equity interest in the Company. As promptly as practicable following consummation of the Offer, Parent and Purchaser will cause the Company to consummate a second-step merger or similar business combination with the Purchaser or another direct or indirect wholly owned subsidiary of Parent (the "Proposed Merger"), pursuant to which each then outstanding Share (other than Shares owned by the Purchaser or Parent and Shares owned by stockholders who perfect any available

i

appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer.

        On April 23, 2003, the Company filed a Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), recommending that the Company's stockholders reject the Offer.

        The price of $8.75 per Share offered to the Company's stockholders pursuant to the Offer represents an approximately 40% premium to the average closing price per Share over the 30 trading days prior to the commencement of the Offer. The closing market price of the Company's stock on May 7, 2003 was $11.17 per share. The Company has refused to pursue a negotiated transacton with Purchaser and Parent. In addition, the Company has refused to redeem its "poison pill" and remove other obstacles to the Offer and the Proposed Merger. The Purchaser and Parent believe that these actions do not maximize the value of the Company for its stockholders. Furthermore, the Purchaser and Parent believe that the Company's Board of Directors should not deprive the stockholders of the opportunity to decide for themselves the merits of the Offer and the future of the Company. Accordingly, the Purchaser and Parent are soliciting your proxy to vote in favor of Purchaser's nominees for election to the Company's Board of Directors at the Annual Meeting (the "Purchaser Director Nominees").

        At the Annual Meeting, the stockholders are entitled to elect five individuals to serve on the Company's Board of Directors. The Purchaser and Parent request that you vote for the Purchaser Director Nominees instead of the Company's nominees to the Company's Board of Directors. If the Purchaser Director Nominees are elected to the Company's Board of Directors, the Purchaser and Parent expect that the Purchaser Director Nominees, subject to their fiduciary duties under applicable law, will cause the Company's Board of Directors to:

  •
  amend the Rights Agreement, dated as of January 10, 2003, between the Company and Computershare Investor Services LLC, as Rights Agent (the "Rights Agreement") or redeem the Rights, or otherwise act to prevent the Rights Agreement or the Rights from blocking the consummation of the Offer;

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  approve the Offer and the Proposed Merger; and

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  take any other actions necessary to satisfy the conditions to the Offer described in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") filed by the Purchaser and Parent as exhibits to the Tender Offer Statement filed with the Securities and Exchange Commission (the "Commission") on Schedule TO on April 10, 2003, as has been and may be amended from time to time, and to permit the Offer and the Proposed Merger to be consummated.

        A VOTE FOR THE PURCHASER DIRECTOR NOMINEES WILL ENABLE YOU—AS THE OWNERS OF THE COMPANY—TO SEND THE MESSAGE THAT YOU ARE IN FAVOR OF PERMITTING A SALE OF THE COMPANY TO MAXIMIZE THE VALUE OF THE COMPANY FOR THE BENEFIT OF STOCKHOLDERS.

        Purchaser is also soliciting your proxy to vote in favor of the adoption of a resolution repealing each provision of the Company's Bylaws, or any amendments thereto, adopted by the Company's Board of Directors after November 30, 2001 and before the adoption of this proposed resolution (the "Bylaw Resolution"). The Bylaw Resolution is designed to prevent the Company's Board of Directors from creating additional obstacles to the successful completion of the Offer.

        The record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is April 25, 2003 (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each Share held on the Record

Date. The proxies solicited by this Proxy Statement will be voted at the Annual Meeting, or at any special meeting called to consider or take corporate action related to the Offer, including any adjournment, postponement or continuation thereof, regardless of whether such meeting takes place on June 19, 2003, or any other date. All Shares represented by each properly executed, unrevoked Proxy Card received in time for the Annual Meeting will be voted in the manner specified therein.

        YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PURCHASER URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TO VOTE FOR THE PURCHASER DIRECTOR NOMINEES AND FOR THE ADOPTION OF THE BYLAW RESOLUTION DESCRIBED IN THIS PROXY STATEMENT.

        PURCHASER URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE THAT PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED PROXY FOR THE ANNUAL MEETING TO PURCHASER, C/O MACKENZIE PARTNERS, INC. AT THE ADDRESS BELOW, OR TO THE SECRETARY OF PURCHASER, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

IMPORTANT

        1.     If your Shares are registered in your own name, please sign, date and mail the enclosed GOLD Proxy Card to MacKenzie Partners, Inc., our proxy solicitation agent, in the postage-paid envelope provided.

        2.     If your Shares are held in the name of one or more brokerage firms, banks, bank nominees or other institutions, only they can sign a GOLD Proxy Card with respect to your Shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person(s) responsible for your account and give instructions for a GOLD Proxy Card to be signed for your Shares. Purchaser urges you to confirm in writing your instructions to the persons responsible for your account and to provide a copy of such instructions to Purchaser in care of MacKenzie at the address below, so that Purchaser will be aware of all instructions given and can attempt to ensure that such instructions are followed.

        If you have any questions about executing or delivering your GOLD Proxy Card or require assistance, please contact:

105 Madison Avenue, 14th Floor
New York, New York 10016
(212) 929-5500 (Call Collect)
or
CALL TOLL-FREE: (800) 322-2885
FAX: (212) 929-0308

FORWARD-LOOKING STATEMENTS

         Purchaser and Parent urges you to read this entire Proxy Statement carefully. The information contained in this Proxy Statement includes forward-looking statements within the meaning of Section 21E of the Exchange Act. It has not been judicially determined that the safe harbor provided by Section 21E of the Exchange Act applies to forward-looking statements in a proxy solicitation conducted in connection with a tender offer. Such statements are indicated by words or phrases such as "anticipates," "estimates," "projects," "believes," "intends," "expects" and similar words and phrases. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, among others, the following: (i) consummation of the Offer or the Proposed Merger; (ii) Purchaser or Parent entering into a merger agreement with the Company; and (iii) the successful integration of the companies' product lines and the joint marketing of the companies' products. Given these uncertainties, the Company's stockholders are cautioned not to place undue reliance on such forward-looking statements. Purchaser and Parent disclaim any obligation to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

INTRODUCTION

        Parent has, for a number of years, sought to engage in discussions with the Company about a business combination. Parent's recent efforts in January of 2003 to engage in those discussions have been rebuffed. As a result, on April 10, 2003, Purchaser commenced its all cash Offer to purchase all outstanding Shares at a price of $8.75 per share. The price represents an approximately 40% premium to the average closing price per Share over the 30 days prior to commencement of the Offer. The closing market price of the Company's stock on May 7, 2003 was $11.17 per share. If the Offer is successful, Parent and Purchaser will seek to consummate a merger in which Shares held by persons other than the Purchaser and Parent will be cashed out at the same price.

        The Purchaser and Parent believe that you, the stockholders of the Company, should be able to make a free choice about whether to accept the Offer. However, the Board of Directors of the Company is preventing you from making that choice by refusing to remove the obstacle of the Company's "poison pill" and by refusing to remove the obstacle of Section 203 of the Delaware General Corporation Law, which would bar the Proposed Merger absent approval of the Company's Board of Directors.

        Because the present Board of Directors of the Company is refusing to remove these obstacles to your free choice concerning the Offer, Parent and Purchaser have been forced to run a proxy contest at the Annual Meeting. Purchaser is nominating five individuals to run against the Company's nominees. None of the Purchaser Director Nominees is an employee of, or otherwise affiliated with, Parent or Purchaser. Rather, they are business executives and scholars.

        The Parent and Purchaser expect that the Purchaser Director Nominees, if elected, and subject in all cases to their fiduciary duties, will:

  •
  Remove the obstacles to your free choice as to whether to accept the Offer; and

  •
  Otherwise exercise their fiduciary duties to all the stockholders of the Company.

        The election of the Purchaser Director Nominees to the Company's Board of Directors will not prevent their consideration of any competing bids or proposals for the acquisition of the Company.

        The Purchaser and Parent are also soliciting your proxy to vote in favor of the adoption of the Bylaw Resolution repealing each provision of the Company's Bylaws or any amendments thereto adopted by the Company's Board of Directors after November 30, 2001 and before the successful completion of the Offer. The Purchaser and Parent are not aware of any amendments to the Company's Bylaws that have been enacted since November 30, 2001. However, it is possible that the Company may seek to amend its Bylaws between the date of this Proxy Statement and the Annual Meeting. The Bylaw Resolution is designed to prevent the Company's Board of Directors from creating additional obstacles to the successful completion of the Offer prior to the Annual Meeting.

        PURCHASER URGES YOU TO SHOW THAT YOU WANT TO BE ABLE TO MAKE A FREE CHOICE ON WHETHER TO ACCEPT THE OFFER BY COMPLETING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

WHAT ARE WE ASKING YOU TO VOTE FOR?

        The Purchaser and Parent are asking you to vote in favor of the election of the Purchaser Director Nominees to the Company's Board of Directors instead of the nominees put forth by the Company. In addition, the Purchaser and Parent are asking you to vote in favor of the adoption of the Bylaw Resolution. The Purchaser and Parent believe that these votes will facilitate the successful completion of the Offer and the Proposed Merger.

WHO ARE THE PURCHASER DIRECTOR NOMINEES?

        The Purchaser and Parent are asking you to elect each of Gideon Argov, Scott Bice, Dr. Gerald Bruno, John Coates and Richard Williams as directors of the Company. These nominees are independent persons and are not affiliated with the Purchaser or Parent. They are highly qualified individuals who the Purchaser and Parent believe will act in the best interests of the Company's stockholders, in accordance with applicable law.

WHY ARE WE SOLICITING YOUR VOTE?

        The Purchaser and Parent are soliciting your vote because we believe that the current directors are not acting, and will continue not to act, in the best interests of the stockholders. Despite the premium of our Offer to the Company's market price prior to the Offer, the Company's Board of Directors has taken the following steps to thwart the Offer and deny you, the Company's stockholders, the ability to decide for yourselves whether the Offer should be consummated:

  •
  The Company has not redeemed or amended the Rights Plan to enable the Offer or Proposed Merger to be consummated;

  •
  The Company has not approved the Offer or Proposed Merger pursuant to the requirements of Section 203 of the DGCL; and

  •
  The Company has refused to pursue or discuss a negotiated transaction with the Purchaser or Parent.

        In light of our belief that the Company's current directors are not acting in the best interests of the Company's stockholders, we are nominating the Purchaser Director Nominees for election at the Annual Meeting. We have also decided to solicit your vote in favor of the adoption of the Bylaw Resolution to prevent the Company from taking further steps to block the Offer and the Proposed Merger. We believe that voting in favor of the Purchaser Director Nominees and the Bylaw Resolution will facilitate the successful completion of the Offer and advance the interests of stockholders by enabling you to receive a premium for your Shares in the Offer.

HOW DOES THIS VOTE AFFECT THE PURCHASER'S TENDER OFFER?

        Even if the stockholders elect the Purchaser Director Nominees and adopt the Bylaw Resolution, the Purchaser's obligation to purchase Shares tendered in the Offer is subject to satisfaction or waiver of the terms and conditions of the Offer (as provided in the Offer to Purchase). The terms and conditions to the Offer are set forth in the Offer to Purchase and the related Letter of Transmittal, both of which are exhibits to the Tender Offer Statement on Schedule TO that the Purchaser and Parent filed with the Commission on April 10, 2003, as the same has been and may be amended from time to time. These materials contain important information about the terms and conditions of the Offer and you should read them before deciding whether to tender your Shares in the Offer.

WHAT NEEDS TO HAPPEN FOR THE PURCHASER TO COMPLETE THE OFFER?

        The Offer is subject to the fulfillment of certain conditions, including the following:

  •
  The Company's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing, including the Shares owned by the

    Purchaser and Parent, at least a majority of all outstanding Shares on a fully diluted basis (the "Minimum Condition");

  •
  The Company's Board of Directors shall have redeemed the preferred share purchase rights or Purchaser shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger (the "Rights Condition");

  •
  The Company's Board of Directors shall have approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL, or Purchaser shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer and the Proposed Merger (the "Business Combination Condition");

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  Parent shall have received proceeds under the facilities contemplated by its commitment from National Bank of Canada sufficient, together with cash on hand, to consummate the Offer and the Proposed Merger (the "Facility Condition");

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  Any applicable waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated (the "HSR Condition");

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  No change, event or development must have occurred that has, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, prospects or results of operations of the Company and its subsidiaries taken as a whole (the "Material Adverse Change Condition"); and

  •
  There shall not have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (b) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (c) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (d) any decline in either the Dow Jones Industrial Average, the Standard & Poor's 500 Index or the Nasdaq National Market by an amount in excess of 20% measured from the close of business on the date of the Offer or (e) in the case of any of the foregoing (other than clause (d)) existing at the time of the Offer, a material acceleration or worsening thereof (the "Certain Events Condition").

        The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on May 2, 2003. Accordingly, the HSR Condition has been satisfied. The Offer is also subject to other terms and conditions that are described in the Offer to Purchase and the related Letter of Transmittal. If all these conditions are satisfied (or waived by the Purchaser as provided in the Offer to Purchase) prior to the expiration of the Offer, then the Purchaser will complete the Offer. Following the Proposed Merger, the Company will be a wholly owned subsidiary of Parent.

        The Purchaser and Parent encourage you to refer to the Offer to Purchase and the related Letter of Transmittal for a detailed description of the conditions to the Offer. The Offer to Purchase and the related Letter of Transmittal are available to the public on the Commission's Internet site (http://www.sec.gov).

WHAT IS THE EFFECT OF THE BYLAW RESOLUTION?

        The Bylaw Resolution would repeal each provision of the Company's Bylaws or any amendments thereto adopted by the Company's Board of Directors after November 30, 2001 and before the adoption of the Bylaw Resolution. The Purchaser and Parent are not aware of any amendments to the Company's Bylaws that have been enacted since November 30, 2001. However, the Bylaw Resolution is designed to prevent the Company's Board of Directors from creating additional obstacles to the successful completion of the Offer prior to the Annual Meeting.

        The Company's Annual Report on Form 10-K for the Year Ended December 31, 2002, filed with the Commission on March 27, 2003, indicates that no amendments have been made to the Company's Bylaws since the Bylaws were filed as an exhibit to the Company's registration statement on Form S-4, filed with the Commission on November 30, 2001. The Purchaser and Parent believe that, by preventing the Company's Board of Directors from amending the Company's Bylaws in response to the Offer, the Bylaw Resolution will help to facilitate the successful completion of the Offer and the Proposed Merger. The proposed Bylaw Resolution is set forth in its entirety in Annex III to this Proxy Statement.

WHO CAN VOTE AT THE ANNUAL MEETING?

        If you are a record owner of the Company's Common Stock at the close of business on the Record Date of April 25, 2003, you have the right to vote on all proposals properly put to stockholders at the Annual Meeting.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PURCHASER DIRECTOR NOMINEES TO ELECT THEM?

        Assuming a quorum is present at the Annual Meeting, the nominees to the Company's Board of Directors who receive a plurality of the votes eligible to be cast at the Annual Meeting will be elected.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE ADOPTION OF THE BYLAW RESOLUTION FOR ITS APPROVAL?

        Assuming a quorum is present at the meeting, a majority of votes eligible to be cast at the Annual Meeting will be required to approve the adoption of the Bylaw Resolution.

WHAT SHOULD YOU DO TO VOTE FOR THE PURCHASER DIRECTOR NOMINEES AND FOR THE APPROVAL OF THE BYLAW RESOLUTION?

        Sign, date and return the enclosed GOLD proxy card today to MacKenzie Partners, Inc. in the prepaid envelope provided to vote for the Purchaser Director Nominees and for the adoption of the Bylaw Resolution. In order for your vote to be valid, your GOLD proxy card must be signed and dated.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THIS PROXY SOLICITATION?

        Please call MacKenzie Partners, Inc. toll free at 1-800-322-2885 or collect at 212-929-5500 if you have questions or need assistance.

IMPORTANT

        THE PURCHASER AND PARENT BELIEVE THAT ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND THE ADOPTION OF THE BYLAW RESOLUTION WILL ENABLE STOCKHOLDERS TO MAKE A FREE CHOICE ABOUT WHETHER TO ACCEPT THE PURCHASER'S OFFER.

        IF YOU WANT THE OPPORTUNITY TO PARTICIPATE IN THE OFFER, WE URGE YOU TO PROMPTLY SIGN,DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TO VOTE: (A) FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND (B) FOR THE ADOPTION OF THE BYLAW RESOLUTION. STOCKHOLDERS WHO DO NOT VOTE FOR THE PURCHASER DIRECTOR NOMINEES AND THE ADOPTION OF THE BYLAW RESOLUTION ARE NOT PRECLUDED FROM PARTICIPATING IN THE OFFER.

        STOCKHOLDERS MUST TENDER THEIR SHARES PURSUANT TO THE OFFER AND ALL THE CONDITIONS TO THE OFFER, OTHER THAN GOVERNMENTAL REGULATORY APPROVALS, MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF THE OFFER BEFORE STOCKHOLDERS CAN RECEIVE THE CASH PRICE TO BE PAID FOR SHARES PURSUANT TO THE OFFER. YOUR VOTE FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND FOR ADOPTION OF THE BYLAW RESOLUTION

DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER AND DOES NOT GUARANTEE, IF THE PURCHASER DIRECTOR NOMINEES ARE ELECTED TO THE COMPANY'S BOARD OF DIRECTORS AND THE BYLAW RESOLUTION IS ADOPTED, THAT THE CONDITIONS TO THE OFFER WILL BE SATISFIED.

        IF YOU HAVE ALREADY SENT A PROXY TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND FOR THE ADOPTION OF THE BYLAW RESOLUTION BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD.

BACKGROUND

Overview

        On April 10, 2003, Purchaser commenced a premium all cash tender offer to purchase all outstanding Shares of the Company's Common Stock, including the associated Rights, at a price of $8.75 per share, net to the seller in cash, without interest thereon, and subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer is the first step in Purchaser's proposed acquisition of the Company. The purpose of the Offer is to enable Parent to acquire control of, and to own the entire equity interest in the Company. As promptly as practicable following consummation of the Offer, Parent and Purchaser will cause the Company to consummate the Proposed Merger. The purpose of the Proposed Merger is to acquire all Shares not tendered and purchased pursuant to the Offer or otherwise.

        On April 23, 2003, the Company filed a Schedule 14D-9 under the Exchange Act recommending that the Company's stockholders reject the Offer.

        The price of $8.75 per Share offered to the Company's stockholders pursuant to the Offer represents an approximately 40% premium to the Company's average closing price per Share over the 30 days prior to the commencement of the Offer. The closing market price of the Company's stock on May 7, 2003 was $11.17 per share. The Purchaser and Parent believe that the Company's Board of Directors should not deprive the Company's stockholders of the opportunity to consider for themselves the merits of the Offer and decide the future of the Company. Furthermore, the Purchaser and Parent believe that the refusal of the Company's Board of Directors to pursue a negotiated transaction does not further the interests of the Company's stockholders. Accordingly, the Purchaser and Parent are soliciting your proxy to vote in favor of the Purchaser Director Nominees for election to the Company's Board of Directors at the Annual Meeting.

Conditions to the Offer

        Consummation of the Offer and the Proposed Merger is subject to certain conditions, including the Minimum Condition, the Rights Condition, the Business Combination Condition, the Facility Condition, the HSR Condition, the Material Adverse Change Condition and the Certain Events Condition, each as described in detail in the Offer to Purchase. The Offer is also subject to other terms and conditions more fully described in the Offer to Purchase and the related Letter of Transmittal, any or all of which may be waived by the Purchaser prior to the expiration of the Offer. Complete information about the Purchaser's Offer is contained in the Offer to Purchase, available upon request from MacKenzie Partners, Inc., and is available on the Schedule TO filed with the Commission on April 10, 2003, as amended. The Tender Offer Statement on Schedule TO and any amendments thereto, including exhibits, are available for inspection and copies can be obtained in the manner set forth under "Information About Participants."

Background of the Offer and the Proposed Merger

        From time to time over the past five years, as part of Parent's on-going evaluation of strategic alternatives for developing its business, representatives of Parent have had discussions and meetings with representatives of the Company. During this period, Parent and the Company evaluated licensing and co-marketing opportunities with respect to certain of the Company's gastroenterological products and, on certain occasions, considered a possible acquisition of the Company by Parent. These discussions never progressed beyond preliminary stages and did not result in any transaction between Parent and the Company or any formal proposal by Parent to acquire the Company.

        On April 30, 1999, Randy W. Hamilton, who was at the time President and Chief Executive Officer and Chairman of the Board of the Company, wrote Léon F. Gosselin, President and Chief Executive Officer and Chairman of the Board of Parent, notifying Mr. Gosselin that the Board of Directors of the Company had directed management to contact potential companies with which the Company could merge or form a strategic alliance. In this letter, Mr. Hamilton indicated that, based on a comprehensive search of companies with similar strategies and product focus to the Company, the Company's management believed that Parent might be interested in pursuing a transaction with the Company. Mr. Hamilton included introductory investor information regarding the Company with his letter and indicated that the Company would welcome discussions with Parent. Mr. Hamilton also indicated that the Company's goal was to receive offers by the end of May 1999 and to enter into exclusive negotiations with one company.

        On May 19, 1999, Mr. Gosselin wrote Mr. Hamilton informing him that it would be difficult for Parent to meet the May 1999 deadline or to pursue such a transaction prior to the end of the summer. During this time, Parent was actively negotiating several strategic transactions, including, most significantly, its $97.7 million acquisition of the majority interest in Scandipharm, Inc., which it completed in August 1999. In his letter, Mr. Gosselin encouraged Mr. Hamilton to contact him in June 1999 if the Company was unsuccessful in its strategy to find a purchaser or strategic alliance partner.

        On December 14, 1999, Mr. Gosselin wrote Mr. Hamilton to propose a meeting in January 2000 in San Francisco, California to examine the possibility of an association between Parent and the Company. In this letter, Mr. Gosselin noted that, as a result of the Scandipharm acquisition, Axcan now had a North American sales and marketing organization of over 100 people and therefore capacity to add additional gastroenterological products to its portfolio.

        On January 12, 2000, Mr. Gosselin and Bertrand Bolduc, who was Vice President-Corporate Development of Parent, met with Mr. Hamilton in San Francisco, California. In this meeting, Mr. Hamilton discussed the Company's desire to sell or license the European marketing rights to its balsalazide disodium product, which is indicated for the treatment of ulcerative colitis, and to use the proceeds to fund the United States launch of the product (currently marketed as Colazal® in the US) and possibly its rifaximin product (known as Lumenax™). Mr. Gosselin and Mr. Bolduc communicated to Mr. Hamilton their belief that, given Parent's ability to market both products in the United States and in other markets, an acquisition of the Company by Parent could be a preferable alternative to a licensing arrangement.

        On January 18, 2000, Mr. Gosselin wrote Mr. Hamilton to confirm Parent's continued interest in evaluating a possible acquisition of the Company and requested that the Company's Board of Directors allow Parent to conduct limited due diligence in order to prepare and submit an offer. Mr. Gosselin indicated that Parent was prepared to sign an appropriate non-disclosure agreement to preserve confidentiality of the Company's information and requested the cooperation of the Company's management to move forward quickly.

        On February 3, 2000, Mr. Gosselin received a letter from Robert P. Ruscher, who was at the time President and Chief Executive Officer and who is now Executive Chairman of the Board of the Company, enclosing a non-disclosure agreement. Notwithstanding Mr. Gosselin's expressed interest in evaluating a possible acquisition of the Company, the proposed non-disclosure agreement indicated only that the Parent and Company wished to explore a business possibility regarding the Company's products and related matters. In addition, the proposed agreement included a standstill provision, which sought Parent's agreement to:

  "not propose to the Company or any other person any transaction between it and the Company and/or its security holders or involving any of the Company's securities or securities holders unless the Company shall have requested in writing that [Parent] make such a proposal, and that [Parent] will not acquire, or assist, advise, encourage any other persons in acquiring, directly or indirectly, (1) control of the Company or (2) any of the Company's securities, business or assets for a period of two years from the date of this agreement unless the Company shall have consented in advance in writing to such acquisition."

        On March 13, 2000, Mr. Gosselin wrote Mr. Ruscher and reiterated that Parent remained interested in evaluating a possible acquisition of the Company. Mr. Gosselin noted that the limited purposes and standstill provisions in the proposed non-disclosure agreement were inconsistent with Parent's desire to evaluate such a transaction. Mr. Gosselin enclosed a confidentiality agreement executed on behalf of Parent, which contained a purpose consistent with Parent's expressed interest in acquiring the Company and did not contain a standstill agreement. The Company never signed or responded to the proposed confidentiality agreement.

        In his March 13, 2000 letter, Mr. Gosselin also reiterated Parent's ability to market the Company's Colazal® (balsalazide) and rifaximin products in the United States as well as in other markets. For this reason, Mr. Gosselin suggested that an acquisition of the Company may be preferable to the Company's stated desire merely to sell or license European marketing rights.

        On August 31, 2000, Mr. Gosselin wrote Mr. Hamilton again and requested a meeting in early October 2000. In his letter, Mr. Gosselin noted that Parent remained open to the possibility of joint marketing efforts with respect to the Company's products as well as other forms of cooperation. In addition, Mr. Gosselin updated Mr. Hamilton on some recent developments in Parent's business and Parent's ability to assist the Company in marketing and developing its balsalazide product, as well as other transactions.

        On September 1, 2000, Mr. Gosselin received a letter from Mr. Ruscher in response to his August 31, 2000 letter. Mr. Ruscher informed Mr. Gosselin that he was the President and Chief Executive of the Company, that the Company's corporate headquarters were in Raleigh, North Carolina, and that future communication should be directed to him at that address. Mr. Ruscher further indicated that the Company had received many offers from companies regarding the co-promotion of the Colazal® product, but that the Company intended to market the drug directly in the United States using its own sales force.

        At various times during 2001 and 2002, David W. Mims, Executive Vice President and Chief Operating Officer and a Director of Parent, had conversations with Mr. Ruscher regarding business conditions generally, the changing market for companies in the field of pharmaceutical gastroenterology and the rationale for a merger or other business combination between Parent and the Company.

        On or about June 2002, Mr. Gosselin and Mr. Mims met with Mr. Ruscher in New York at an industry conference. Adam Derbyshire, Chief Financial Officer of the Company also attended part of the meeting. Mr. Mims expressed Parent's continued interest in entering into a merger or other business combination with the Company. Mr. Ruscher stated that he would not be comfortable entering into a transaction with Parent if the combined company were headquartered in Canada and that he did not desire to own stock of a Canadian company. In addition, Mr. Ruscher suggested that he did not believe it was advantageous for a combined company to continue to have securities listed on both the Nasdaq National Market and the Toronto Stock Exchange.

        On July 15, 2002, the Company announced strategic modifications to its leadership structure, including the resignation of Mr. Hamilton as a director of the Company and the appointment of Carolyn Logan as a director. Ms. Logan had been named President and Chief Executive Officer of the

Company, succeeding Mr. Ruscher in both positions. Mr. Ruscher assumed the role of Executive Chairman of the Company's Board of Directors. Subsequent to the Company's announcements, Mr. Ruscher and Mr. Mims had a telephone conversation about these management changes and the related shift in the Company's operational strategy. During this conversation, Mr. Mims advised Mr. Ruscher of Parent's continued interest in discussing a merger or other business combination with the Company.

        In December 2002 and early January 2003, Mr. Gosselin and Mr. Mims spoke to Mr. Ruscher on several occasions about Parent's continued interest in entering into a merger or other business combination with the Company. Mr. Ruscher reiterated the concerns he had raised during the June 2002 meeting with Mr. Gosselin and Mr. Mims. He added that, if these concerns could be addressed, as a next step it would make sense that Parent and Company evaluate which employees would be best suited to be retained and in which positions in a combined company. Mr. Ruscher also informed Mr. Mims that he would expect to be named to the board of directors of a combined company, but would not intend to serve as an officer. Mr. Ruscher indicated that the Company might be open to discussions with Parent to assess the value of a combined company.

        During December 2002 and early January 2003, Mr. Gosselin and Jocelyn Pelchat, who is Vice President, Business Development and Export Operations of Parent, exchanged various e-mail messages with Mr. Ruscher and his representatives for the purpose of scheduling a meeting to discuss a merger or other business combination between Parent and the Company. After several messages were exchanged, Mr. Ruscher agreed to schedule a meeting in New York City on January 30, 2003, which was to be attended by representatives of Parent and the Company.

        On January 10, 2003, the Company issued a press release announcing that its Board of Directors had adopted a new stockholder rights plan and authorized the redemption of the rights under its previous stockholder rights plan.

        On January 24, 2003, Mr. Gosselin sent a letter to Mr. Ruscher stating that the "possibility of combining our respective businesses" in a negotiated transaction was a "very high priority' to Parent. In this letter, Mr. Gosselin set forth a list of advantages of combining Parent and the Company which was based on Mr. Gosselin's extensive industry experience and public information concerning the Company. This list included the following: (i) increased market capitalization, (ii) increased shareholder base, float and trading volumes, (iii) increased revenue base, (iv) continued profitability, (v) greater potential for short-term and medium-term growth, (vi) expanded and highly motivated sales force, and (vii) increased research and development activities. Mr. Gosselin confirmed that Parent intended to proceed expeditiously to consummate a transaction.

        On January 27, 2003, Mr. Ruscher's executive assistant sent an e-mail message to Mr. Gosselin's assistant canceling the meeting planned for January 30, 2003. In the e-mail, Mr. Ruscher's assistant indicated that Mr. Ruscher would send a follow-up message regarding the meeting shortly.

        On or about January 28, 2003, Mr. Mims left a voice mail message for Mr. Ruscher expressing concern about the abrupt cancellation of the meeting. In his message, Mr. Mims requested that Mr. Ruscher contact him to reschedule the meeting.

        Mr. Ruscher left a voice mail message in response to Mr. Mims's prior voice mail, in which he stated that the Company's Board of Directors had held a meeting and had discussed the combination proposals previously suggested by Parent. In his message to Mr. Mims, Mr. Ruscher asserted that, given the market price of the shares, he and the Company's Board of Directors believed that the Company was undervalued. Mr. Ruscher added that the Company had received various expressions of interest from "bottom feeders."

        In early February 2003, Mr. Gosselin and Mr. Ruscher tentatively scheduled a meeting to be held before the end of February.

        On February 18, 2003, Mr. Gosselin e-mailed Mr. Ruscher to propose to reschedule the canceled January 30, 2003 meeting in New York, New York for March 6, 2003. Mr. Gosselin did not receive a response to his request to schedule a meeting.

        On April 10, 2003, Mr. Gosselin sent the following letter to Mr. Ruscher:

April 10, 2003
Board of Directors
Salix Pharmaceuticals, Ltd.
8540 Colonnade Center Dr., Suite 501
Raleigh, NC 27615

Ladies and Gentlemen:

        As you are aware, we have expressed interest in pursuing a negotiated transaction with Salix numerous times over the past several years. In recent months, David W. Mims and I have made several attempts to discuss the possibility of a strategic transaction with representatives of Salix, and each time our efforts have been unsuccessful to the detriment of Salix's stockholders. The recent cancellation of a proposed meeting and continuing refusal to engage in discussions leave us no choice but to go directly to Salix's stockholders.

        Accordingly, we advise you that today Axcan commenced an all-cash tender offer to acquire all outstanding shares of Salix for a price of US$8.75 per share. This price represents a 40% premium over Salix's latest thirty trading day average market price and a 47% premium over the company's latest sixty trading day average.

        Salix's recently amended shareholder rights plan, or "poison pill," effectively prevents consummation of our offer, unless redeemed or amended by Salix's Board of Directors. If we do not have meaningful discussions leading to a negotiated acquisition agreement, and if the Salix Board does not redeem or amend the poison pill to permit the proposed transaction, we intend to nominate a slate of independent directors for election at Salix's Annual Meeting scheduled for June 19, 2003.

        We have taken these steps reluctantly, but have no choice given the unproductive results of our earlier discussions and the timing limitations imposed by your annual meeting.

        We are resolute in pursuing this course, but continue to believe that a negotiated agreement is in the best interest of your stockholders. We strongly urge you to take the necessary steps to uphold your fiduciary duties on their behalf. Should there be any basis for us to talk, please contact me immediately.

Sincerely,

(signed)

Léon F. Gosselin
Chairman, President and Chief Executive Officer

        On April 10, 2003, Parent and Purchaser commenced the Offer.

        On April 23, 2003, the Company filed with the Commission its response to the Offer on Schedule 14D-9. In its response, the Company recommended that stockholders reject the Offer.

Legal Proceedings

        On April 10, 2003, Parent and Purchaser commenced litigation against the Company and certain members of the Company's Board of Directors in the Court of Chancery of the State of Delaware seeking, among other things, an order:

  •
  establishing that certain of the Company's directors breached their fiduciary obligations to the Company's stockholders under Delaware law by failing to redeem the Rights in response to the Tender Offer or rendering the Rights Agreement inapplicable to the Offer and the Proposed Merger;

  •
  compelling the Company's directors to approve the Offer and the Proposed Merger for purposes of Section 203 of the DGCL and enjoin them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Offer and the Proposed Merger;

  •
  temporarily, preliminarily and permanently enjoining the Company from taking any action with respect to the Rights Agreement and from adopting any other measures, or taking any other action designed to impede the Offer and the Proposed Merger; and

  •
  enjoining the Company and its directors from taking any action to delay, impede, postpone or thwart the voting or other rights of the Company's stockholders in connection with the Annual Meeting.

        Also on April 10, 2003, Parent and Purchaser commenced litigation against the Company in the United States District Court for the District of Delaware seeking, among other things, a declaratory judgment that Parent and Purchaser have disclosed all information required by, and are otherwise in full compliance with, the Exchange Act and any other federal securities laws, rules or regulations deemed applicable to any purchases of the Company's securities by Parent or Purchaser, and enjoining the Company from making any false or misleading statements with respect to the Tender Offer.

THE ANNUAL MEETING

Proposal One: Election of Directors

        The Purchaser and Parent are soliciting proxies from stockholders to vote for the election of the Purchaser Director Nominees to the Company's Board of Directors at the Annual Meeting. The Purchaser intends to nominate the Purchaser Director Nominees for election to the Company's Board of Directors from the floor at the Annual Meeting. Stockholders are being asked to elect as directors each of the Purchaser Director Nominees named in the table below, each of whom is an individual not affiliated with the Purchaser or Parent, to serve until the next annual meeting of the Company's stockholders and until his successor shall have been duly elected and qualified or until his death, resignation, retirement or removal.

        Set forth below are the name, age, business address, present principal occupation and employment history of each of the Purchaser Director Nominees for at least the past five years. This information has been furnished to the Purchaser and Parent by the respective Purchaser Director Nominees. Each Purchaser Director Nominee has consented to being named in this Proxy Statement and has consented to serve as a director if elected. Each Purchaser Director Nominee is at least 18 years of age. None of the Purchaser Director Nominees is a parent, subsidiary or affiliate of the Purchaser, Parent or the Company.

Name, Age and Business Address	Present Principal Occupation and Five-Year Employment History
Gideon Argov, age 46 14 Old Town Road 200 State Street, 8th Floor Boston, Massachusetts 02109	Mr. Argov has been a partner at Parthenon Capital, a private investment firm, since 2001. From 1991 to 2000, Mr. Argov was Chairman, President and Chief Executive Officer of Kollmorgen Corporation, which manufactures high performance electronic motion control components and systems. Mr. Argov serves as a director of Transtechnology Corporation and Amazys Holding Company.
Scott Bice, age 60 The Law School University of Southern California Los Angeles, California 90089-0071
Mr. Bice has been a Professor of Law of the University of Southern California Law School since 1974. From 1980 to 2000, Mr. Bice was the Dean of the University of Southern California Law School. Mr. Bice serves as a director of Western Mutual Insurance Company and Residence Mutual Insurance.
Gerald Bruno, Ph.D. age 67 SL Ventures 525 Cedar Hill Ave. Wyckoff, New Jersey 07481
Dr. Bruno has been the President of SL Ventures, a private investment and consulting firm, since 1996. Dr. Bruno has served as the Chairman of Health Resources Group since 1999 and as a director of Triosyn Corp. since 2000. From 1985 to 1995, Dr. Bruno served as the President and Chief Executive Officer and was the Founder of BioTrax International, Inc., a mobile diagnostics testing business.
John Coates, age 38 Harvard Law School 1525 Massachusetts Avenue Cambridge, Massachusetts 02138
Mr. Coates has been a Professor of Law at Harvard Law School since 1997. Before joining the faculty at Harvard Law School, Mr. Coates was a partner in the law firm of Wachtell, Lipton, Rosen & Katz in New York City, specializing in securities, mergers and acquisitions and general corporate work.
Richard Williams, age 59 26001 Osprey Nest Ct. Bonita Springs, Florida 34134
Mr. Williams has served as the founder and President of Conner-Thoele Limited, a consulting and financial advisory firm specializing in the pharmaceutical segment of the healthcare industry, since 1989. From 2000 to April 2001, Mr. Williams was Vice Chairman and a director of King Pharmaceuticals, Inc., a specialty pharmaceuticals company. From 1992 to 2000, Mr. Williams served as Chairman and director of Medco Research, Inc., a cardiovascular pharmaceutical development company, prior to its acquisition by King Pharmaceuticals in 2000. From 1997 to 1999, Mr. Williams was Co-Chairman and a director of Vysis, a genetic biopharmaceutical company. Mr. Williams is a director of EP Med Systems, an electrophysiology diagnostic company, and ISTA Pharmaceuticals, an ophthalmology company.

        Dr. Gerald Bruno, one of the Purchaser Director Nominees, earned his Ph.D. in bionucleonics and is the Chairman of the Board of Directors of Health Resources Group, a privately held healthcare company incorporated in California. Dr. Bruno is a minority investor in Health Resources Group. On November 4, 1999, the controlling shareholders of Health Resources Group decided to address the company's deteriorating financial condition by appointing Dr. Bruno to Chairman of the company's Board of Directors. When Dr. Bruno became Chairman of Health Resources Group, the company was in severe financial distress and its liabilities exceeded its assets. When Dr. Bruno became Chairman, the controlling shareholders of Health Resources Group continued to manage and operate the company. Faced with the worsening of the company's already dire financial condition, the controlling shareholders of Health Resources Group asked Dr. Bruno to become involved in the management and operations of the company in June of 2000. Health Resources Group filed for Chapter 11 bankruptcy protection on September 17, 2002 in order to provide for an orderly liquidation of the company, in cooperation with the company's creditors. The Chapter 11 proceedings of Health Resources Group are still pending. Dr. Bruno has not been named as a defendant in any proceedings related to Health Resources Group.

        The Purchaser does not expect that any Purchaser Director Nominee will be unable to stand for election at the Annual Meeting, but, in the event that one or more vacancies in the slate of Purchaser Director Nominees should occur unexpectedly, Purchaser will name a substitute Purchaser Director Nominee. In addition, Purchaser reserves the right (i) to nominate additional Purchaser Director Nominees to fill any director positions created by the Company's Board of Directors prior to or at the Annual Meeting and (ii) to nominate substitute or additional persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Purchaser Director Nominees.

        The Purchaser and Parent are seeking to replace all members of the Company's Board of Directors with the Purchaser Director Nominees. The Purchaser and Parent expect that the Purchaser Director Nominees, if elected, and subject in all cases to their fiduciary duties under applicable law, will cause the Company's Board of Directors to:

  •
  amend the Rights Agreement or redeem the Rights, or otherwise act to satisfy the Rights Condition;

  •
  approve the Offer and the Proposed Merger, or otherwise act to satisfy the Business Combination Condition; and

  •
  take any other actions necessary to satisfy the conditions to the Offer and to permit the Offer and the Proposed Merger to be consummated, including approving the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the DGCL.

        If elected, the Purchaser Director Nominees will be responsible for managing the business and affairs of the Company. Each director of the Company has an obligation under the DGCL to discharge his duties as a director on an informed basis, in good faith, with the care an ordinarily careful and prudent person in a like position would exercise under similar circumstances and in a manner the director honestly believes to be in the best interests of the Company and the stockholders. In this regard, circumstances may arise in which the interests of Purchaser and Parent and their affiliates, on the one hand, and the interests of other stockholders of the Company, on the other hand, may differ. In any such case, the Purchaser and Parent expect the Purchaser Director Nominees to discharge fully their obligations to the Company and its stockholders under Delaware law.

        Each Purchaser Director Nominee has been paid an unconditional, non-refundable fee of $25,000 by the Purchaser or Parent for agreeing to stand for election as a director of the Company. In addition, if elected, each Purchaser Director Nominee would be entitled to such other compensation that is consistent with the Company's past practice for services as a director of the Company. According to the Company's 2002 Proxy Statement, the Company pays each director who is not a member of management a $12,000 annual retainer for such director's services as a member of the Company's Board of Directors and an additional $1,000 per meeting attended in person. Non-employee committee chairs also receive $750, and members $250, per committee meeting attended in person. Furthermore, non-employee directors of the Company receive a one-time grant of an option to purchase 15,000 shares at the fair market value as of the date of grant, vesting ratably over 36 months. Purchaser anticipates that similar arrangements would be made for any Purchaser Director Nominee elected at the Annual Meeting.

        The Purchaser and Parent have agreed to indemnify each Purchaser Director Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, asserted against or incurred by the Purchaser Director Nominee in his capacity as a nominee for election as a director of the Company. The Purchaser and Parent anticipate that any Purchaser Director Nominee elected at the Annual Meeting will have the benefits of any existing Company indemnification provisions for directors. The Purchaser and Parent will also reimburse each Purchaser Director Nominee for his reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel.

        One of the Purchaser Director Nominees, Mr. Richard Williams, beneficially owns an aggregate of 19,200 Shares of the Company, representing less than 1% of the 21,375,846 shares outstanding as of March 21, 2003 according to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002 filed with the Commission on March 27, 2003.

        On the date hereof, Parent beneficially owns, directly or indirectly, an aggregate of 100 Shares, all of which are held of record by Purchaser, representing beneficial ownership of less than 1% of the 21,375,846 shares outstanding as of March 21, 2003 according to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002 filed with the Commission on March 27, 2003.

        Except as otherwise set forth in this Proxy Statement, none of the Purchaser, Parent, the Purchaser Director Nominees or any of the other participants in this proxy solicitation, (i) is the beneficial or record owner of any shares of the Company, (ii) has purchased or sold any shares of the Company within the past two years, borrowed any funds for the purpose of acquiring or holding any shares of the Company, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any shares of the Company, or (iii) was in the past five years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Except as disclosed in this Proxy Statement, to the knowledge of the Purchaser and Parent, none of Purchaser, Parent, their directors, the Purchaser Director Nominees, the employees or other representatives of the Purchaser and Parent named in Annex I to this Proxy Statement, or their associates, has any arrangement or understanding with any person (i) with respect to any future employment by the Company or its affiliates or (ii) with respect to future transactions to which the Company or any of its affiliates will or may be a party, or any material interest, direct or indirect, in any transaction that has occurred since January 1, 2002, or any currently proposed transaction or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. The Purchaser Director Nominees, directors and employees of Purchaser and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since January 1, 2002, but the Purchaser and Parent believe that the interest of such persons in such transactions is not material.

        To the knowledge of the Purchaser and Parent, there are no material proceedings in which any of the Purchaser Director Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such nominees or associates have a material interest adverse to the Company or any of its subsidiaries. To the knowledge of the Purchaser and Parent, no occupation or employment was carried on by any of the Purchaser Director Nominees with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Purchaser Director Nominees has ever served on the Company's Board of Directors.

        Other than as disclosed in this Proxy Statement, to the knowledge of the Purchaser and Parent, there are no arrangements or understandings between any of the Purchaser Director Nominees and any other party pursuant to which any such nominee was, or is to be, selected as a director or nominee.

        To the knowledge of the Purchaser and Parent, none of the Purchaser Director Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933 ("Regulation S-K"). Other than as set forth above, neither the Purchaser nor Parent is aware of any other arrangements pursuant to which any director of the Company was to be compensated for services during the Company's last fiscal year.

        To the knowledge of the Purchaser and Parent, none of the relationships regarding the Purchaser Director Nominees described under Item 404(b) of Regulation S-K exists or has existed since January 1, 2002. To the knowledge of the Purchaser and Parent, there are no relationships involving any of the Purchaser Director Nominees or any of their associates, that would have required disclosure under Item 402(j) of Regulation S-K had the Purchaser Director Nominees been directors of the Company.

        The Purchaser and Parent recommend that you vote FOR the election of the Purchaser Director Nominees.

Proposal Two: Adoption of Bylaw Resolution

        The Purchaser intends to propose the Bylaw Resolution set forth on Annex III to this Proxy Statement from the floor at the Annual Meeting. Stockholders are being asked to adopt the Bylaw Resolution to repeal any provision of the Company's Bylaws and to repeal any amendment to the Company's Bylaws, in each case adopted subsequent to November 30, 2001 and prior to the adoption of this proposed resolution. The Purchaser and Parent are not aware of any amendments to the Company's Bylaws enacted prior to November 30, 2001. However, the Bylaw Resolution is designed to prevent the Company's Board of Directors from amending the Bylaws prior to the Annual Meeting in response to the Offer.

        The Company's Annual Report on Form 10-K for the Year Ended December 31, 2002, filed with the Commission on March 27, 2003, indicates that no amendments have been made to the Company's Bylaws since the Bylaws were filed as an exhibit to the Company's registration statement on Form S-4, filed with the Commission on November 30, 2001. The Bylaw Resolution would remove any obstacles to the successful completion of the Offer and the Proposed Merger adopted in the Company's Bylaws since November 30, 2001, including any obstacles adopted in the Company's Bylaws since the commencement of our tender offer. The proposed Bylaw Resolution is set forth in its entirety in Annex III to this Proxy Statement and is incorporated by reference herein.

        The Purchaser and Parent recommend that you vote FOR the adoption of the Bylaw Resolution.

Proposal Three: Ratification of Appointment of Independent Auditors

        The Company has asked the stockholders to vote for the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal year 2003.

        The Purchaser and Parent have no recommendation as to the ratification of the appointment of Ernst & Young as the Company's independent auditors.

Other Matters to be Considered at the Annual Meeting

        The Purchaser and Parent are not aware of any other substantive matter to be considered at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, the Purchaser and Parent will vote all proxies held by them in accordance with their best judgment and consistent with federal proxy rules.

        The accompanying GOLD Proxy Card will be voted in accordance with your instructions on such card at the Annual Meeting. You may vote FOR, AGAINST, or ABSTAIN from voting on, the following matters by marking the proper box on the enclosed GOLD proxy card:

  •
  The election of the Purchaser Director Nominees;

  •
  The adoption of the Bylaw Resolution; and

  •
  The ratification of appointment of independent auditors.

If no marking is made, you will be deemed to have given a direction to vote the shares represented by the GOLD Proxy Card FOR the election of the Purchaser Director Nominees, FOR the adoption of the Bylaw Resolution and to ABSTAIN from the vote on the ratification of appointment of independent auditors, provided that you have signed and dated the GOLD Proxy Card.

        In the event any matter that Purchaser does not know of within a reasonable time before the Annual Meeting is properly brought before the Annual Meeting or any adjournment, postponement or continuation thereof, all Shares for which the Purchaser is given proxies will be voted on such matters in the Purchaser's discretion.

        PURCHASER URGES YOU TO VOTE FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND FOR THE ADOPTION OF THE BYLAW RESOLUTION.

Quorum and Voting

        Only stockholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Annual Meeting. Pursuant to Article II, Section 2.11 of the Company's Bylaws, the Record Date must be a date that is not more than 60 days nor less than 10 days before the date of the Annual Meeting.

        The presence in person or by proxy of the holders of a majority of the shares issued and outstanding and entitled to vote thereat is necessary to constitute a quorum at the Annual Meeting. If a quorum is not present or represented by proxy, the stockholders entitled to vote, present or represented by proxy, have the power to adjourn the Annual Meeting from time to time, without notice other than an announcement at the Annual Meeting, until a quorum is present or represented. Shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

        Each stockholder is entitled to one vote for each share held. Assuming a quorum is present at the Annual Meeting, directors will be elected by a plurality of the votes cast by stockholders at the Annual Meeting. Votes not cast at the Annual Meeting because authority to vote for nominees is withheld as a result of abstentions or broker non-votes will not affect the outcome of the election of directors. Assuming a quorum is present at the Annual Meeting, the Bylaw Resolution will be adopted by a majority of the votes cast by stockholders at the Annual Meeting. Votes not cast at the Annual Meeting because authority to vote for nominees is withheld as a result of abstentions or broker non-votes will have the same affect as a vote against the adoption of the Bylaw Resolution. Assuming a quorum is present at the Annual Meeting, the appointment of Ernst & Young LLP as the Company's independent auditors may be ratified by a majority of the votes cast by stockholders at the Annual Meeting. Votes not cast at the Annual Meeting because authority to vote for the ratification of independent auditors is withheld as a result of abstentions or broker non-votes will have the same affect as a vote against the ratification of independent auditors.

        PURCHASER INTENDS TO VOTE ALL OF ITS SHARES, AND THOSE FOR WHICH PURCHASER IS GIVEN PROXIES, FOR THE ELECTION OF THE PURCHASER DIRECTOR NOMINEES AND FOR THE ADOPTION OF THE BYLAW RESOLUTION.

PROXY PROCEDURES

        As of the date hereof, Purchaser had the right to vote an aggregate of 100 shares, representing less than 1% of the 21,375,846 shares outstanding as of March 21, 2003 according to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002 filed with the Commission on March 27, 2003.

        The shares represented by each GOLD Proxy Card which is properly executed and returned will be voted at the Annual Meeting in accordance with the instructions marked thereon. Executed but unmarked GOLD Proxy Cards will be voted FOR the election of the Purchaser Director Nominees to the Company's Board of Directors, FOR the adoption of the Bylaw Resolution and will ABSTAIN from the vote on ratification of auditors.

        In order for your views to be represented at the Annual Meeting, please mark, sign and date the enclosed GOLD Proxy Card and return it to Purchaser, c/o MacKenzie Partners, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. Execution of the GOLD Proxy Card will not affect your right to attend the Annual Meeting and to vote in person.

        Any proxy (including a proxy given to the Company) may be revoked at any time before it is voted by (a) submitting a duly executed new proxy bearing a later date, (b) attending and voting in person at the Annual Meeting or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either (i) Saule Holdings Inc., c/o MacKenzie Partners, Inc., 105 Madison Avenue, 14th Floor, New York, New York 10016, or (ii) Salix Pharmaceuticals, Ltd., 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615. Purchaser requests that a copy of any revocation sent to the Company also be sent to Purchaser c/o MacKenzie Partners, Inc. at the above address. Merely attending the Annual Meeting will not revoke any previous proxy which has been duly executed by you. The GOLD Proxy Card furnished to you by Purchaser, if properly executed and delivered, will revoke all prior proxies. Only your latest dated proxy for the Annual Meeting will count.

        Only holders of record as of the close of business on the Record Date will be entitled to vote. If you are a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on GOLD Proxy Card, even if you sell such shares after the Record Date.

        If any of your shares are held in the name of one or more brokerage firms, banks, bank nominees or other institutions on the Record Date, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD Proxy Card.

        If you have any questions regarding execution of your GOLD Proxy Card or require assistance, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect).

        PURCHASER URGES YOU TO MARK, SIGN, DATE AND RETURN THE GOLD PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

INFORMATION ABOUT PARTICIPANTS

        Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent. To date, Purchaser has not conducted any business other than that incident to its formation and the commencement of the Offer. The executive offices of Purchaser are located at 22 Inverness Center Parkway, Suite 310, Birmingham, Alabama 35242. The telephone number of the Purchaser's executive offices is (205) 991-8085.

        Parent is a corporation incorporated under the Canada Business Corporation Act. Parent is involved in the research, development, marketing and selling of pharmaceutical products, mainly in the field of gastroenterology. The principal executive offices of Parent are located at 597 Laurier Blvd., Mont Saint-Hilaire, Quebec, J3H 6C4, Canada. The telephone number of the Parent's executive office is (450) 467-5138.

Axcan Pharma Inc.
Summary Consolidated Financial Data

        The following summary consolidated financial data set forth below for each of the years ended September 30, 2000, 2001 and 2002 have been derived from Parent's audited consolidated financial statements, which were audited by Raymond Chabot Grant Thornton, general partnership, independent auditors, and are incorporated herein by reference to Parent's Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 25, 2003. The summary consolidated financial data for the three months ended December 31, 2001 and December 31, 2002 and as of December 31, 2002 have been derived from Parent's unaudited consolidated interim financial statements, and are incorporated herein by reference to Exhibit 99.1 ("Press Release Dated February 6, 2003") to Parent's Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 13, 2003. Parent's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. You should read this table in conjunction with Parent's audited consolidated financial statements and related notes and Parent's unaudited consolidated interim financial statements and related notes incorporated in the Offer to Purchase. The summary consolidated financial data for the three months ended December 31, 2002 are not necessarily indicative of the results that can be expected for the full fiscal year ending September 30, 2003.

				Three months ended December 31,
	Fiscal year ended September 30,
Statement of operations data
	2000(1)	2001(1)	2002	2001	2002
	(U.S. dollars in thousands)
Revenue	$86,869	$103,814	$132,404	$28,522	$37,846

Cost of goods sold	22,268	26,381	34,039	7,379	9,069
Selling and administrative expenses	31,821	38,185	49,392	12,146	14,630
Research and development expenses	7,066	7,243	8,855	1,718	2,101
Depreciation and amortization	10,410	11,829	7,546	1,775	2,038

	71,565	83,638	99,832	23,018	27,838

Operating income	15,304	20,176	32,572	5,504	10,008

Financial expenses	9,790	3,523	1,164	159	376
Interest income	(1,072)	(981)	(912)	(105)	(283)

	8,718	2,542	252	54	93

Income before income taxes	6,586	17,634	32,320	5,450	9,915
Income taxes	2,446	5,809	11,132	1,853	3,358

Income from continuing operations	4,140	11,825	21,188	3,597	6,557
Income from discontinued operations	1,796	—	—	—	—

Net income	$5,936	$11,825	$21,188	$3,597	$6,557

(footnotes appear on following page)

	Fiscal year ended September 30,			Three months ended December 31,
	2000(1)	2001(1)	2002	2001	2002
	(U.S. dollars in thousands, except per share amounts)
Per common share:
Basic
Income from continuing operations	$0.15	$0.32	$0.51	$0.09	$0.15
Income from discontinued operations	0.07	—	—	—	—
Net Income	$0.22	$0.32	$0.51	$0.09	$0.15
Diluted:
Income from continuing operations	$0.15	$0.32	$0.50	$0.09	$0.14
Income from discontinued operations	0.07	—	—	—	—
Net Income	$0.22	$0.32	$0.50	$0.09	$0.14
Weighted average number of shares:
Basic	26,575	35,833	41,665	38,427	44,867
Diluted	26,792	36,531	42,528	39,281	45,570

(1)
Parent has elected to adopt the new standards SFAS no. 141, "Business Combinations," and no. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001 and Parent no longer amortizes its goodwill and trademarks with infinite life. Intangible assets with finite life will continue to be amortized over their estimated useful lives. The following table presents net income and basic net income per share as reported for the prior years and corresponding information recalculated as a result of applying the new standards on intangible assets and goodwill:

	Fiscal year ended September 30,			Three months ended December 31,
	2000	2001	2002	2001	2002
	(U.S. dollars in thousands, except per share amounts)
Net income	$5,936	$11,825	$21,188	$3,597	$6,557
Amortization of intangible assets with infinite life and goodwill	4,453	4,448	—	—	—
Adjusted net income	$10,389	$16,273	$21,188	$3,597	$6,557
Basic net income per share	$0.22	$0.32	$0.51	$0.09	$0.15
Amortization of intangible assets with infinite life and goodwill	0.17	0.13	—	—	—
Adjusted basic net income per share	$0.39	$0.45	$0.51	$0.09	$0.15

	Fiscal year ended September 30,			Three months ended December 31,
Other financial data
	2000(1)	2001(1)	2002	2001	2002
	(U.S. dollars in thousands)
EBITDA(2)	$25,714	$32,005	$40,118	$7,279	$12,046
Cash flows from operating activities of continuing operations	$11,285	$16,390	$35,331	$9,917	$21,293
Ratio of earnings to fixed charges	0.59	0.14	0.03	0.03	0.02
Balance sheet data	As of December 31, 2002
(U.S. dollars in thousands, except per share amount)
Cash and cash equivalents	$24,031
Short-term investments available for sale	5,992
Working capital	40,674
Total assets	381,938
Long-term debt (including current position)	8,735
Total shareholders' equity	305,569
Book value per share	6.81

(2)
EBITDA is defined as net income before financial expenses, interest income, depreciation and amortization and income taxes. Parent uses this measure because it believes that it is a useful indicator of its ability to meet debt service and capital expenditure requirements. In addition, based on its committment from National Bank of Canada, EBITDA will be used as part of Parent's financial covenant calculations in Parent's new senior bank facility. EBITDA is not intended as an alternative measure of operating income or cash flow from operations as determined in accordance with GAAP. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. The reconciliation of cash flows from operating activities of continuing operations as determined in accordance with GAAP to EBITDA is summarized as follows:

	Fiscal year ended September 30,			Three months ended December 31,
	2000	2001	2002	2001	2002
	(U.S. dollars in thousands)
Cash flows from operating activities of continuing operations	$11,285	$16,390	$35,331	$9,917	$21,293
Non-controlling interest	—	249	363	90	54
Amortization of deferred financial expenses	—	—	(247)	—	(25)
Amortization of deferred debt issue expenses	(473)	—	—	—	—
Gain on disposal of assets	37	141	—	—	—
Foreign currency fluctuation	(320)	(102)	(507)	(329)	5
Deferred income taxes	(1,245)	(1,974)	(2,378)	(219)	(2,467)
Share in net loss of companies subject to significant influence	(125)	—	—	—	—
Share in net loss of joint ventures	(81)	(39)	(46)	8	(55)
Changes in working capital items from continuing operations	5,472	8,989	(3,782)	(4,095)	(10,210)
Financial expenses	9,790	3,523	1,164	159	376
Interest income	(1,072)	(981)	(912)	(105)	(283)
Income taxes	2,446	5,809	11,132	1,853	3,358

EBITDA	$25,714	$32,005	$40,118	$7,279	$12,046

        Parent is a Canadian foreign private issuer subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Parent's filings are also available to the public on the Commission's Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        Purchaser owns beneficially and of record a total of 100 Shares which were acquired on April 7, 2003 at a price of $7.00 per share in an open market purchase. Except as described above, neither Parent nor Purchaser owns beneficially or of record any Shares or has effected any transactions in the Shares in the past 60 days.

        The name, business address and present principal occupation of each of the directors, executive officers and other representatives of Parent and the Purchaser who may be deemed to be participants in this proxy solicitation are set forth in Annex I of this Proxy Statement.

        Information concerning the Purchaser Director Nominees is set forth in this Proxy Statement under the caption "Election of Directors."

THE COMPANY

        Except as otherwise set forth herein, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Neither Purchaser nor Parent assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Purchaser or Parent.

        According to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002, the Company is a Delaware corporation, with principal executive offices at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615. The telephone number of the Company's executive offices is (919) 862-1000. According to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002, the Company is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs used in the treatment of a variety of gastrointestinal diseases, which are those affecting the digestive tract.

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the Commission's Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

APPRAISAL RIGHTS

        Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of the Shares in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger.

        EXECUTING A GOLD PROXY CARD IN FAVOR OF THE PURCHASER DIRECTOR NOMINEES AND IN FAVOR OF THE ADOPTION OF THE BYLAW RESOLUTION WILL NOT PREVENT A STOCKHOLDER FROM DEMANDING APPRAISAL OF HIS OR HER SHARES IN CONNECTION WITH THE PROPOSED MERGER.

SOLICITATION OF PROXIES

        Proxies may be solicited by mail, advertisement, telephone, telecopy, in person, through press releases or via electronic mail. The proxies solicited hereby are solicited by Purchaser. Solicitations may be made by directors, officers, investor relations personnel and other employees of Purchaser and Parent, none of whom will receive additional compensation for such solicitations. Purchaser will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Shares they hold of record. Purchaser will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

        The Purchaser and Parent have retained MacKenzie Partners, Inc. for advisory, information agent and proxy solicitation services in connection with the Offer and this proxy solicitation. MacKenzie Partners, Inc. will receive $40,000 compensation for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, bank nominees and other institutional holders. It is anticipated that approximately 50 persons will be utilized by MacKenzie in its solicitation efforts, which may be made by telephone, telegram, facsimile and in person.

        J.P. Morgan Securities Inc. is acting as financial advisor to Parent in connection with the effort to consummate the Proposed Merger and is acting as Dealer Manager in connection with the Offer. Pursuant to the terms of J.P. Morgan Securities Inc.'s engagement, Parent has agreed to pay J.P. Morgan Securities Inc. a transaction fee equal to 1.50 percent of aggregate consideration paid in connection with the Offer. The transaction fee is capped at $3 million, which is payable in installments as follows: (1) an initial installment equal to $400,000 which has been paid to J.P. Morgan Securities Inc., and (2) the balance of the transaction fee is payable and contingent upon consummation of the Offer. Parent has also agreed to reimburse J.P. Morgan Securities Inc. for travel and other out-of-pocket expenses, including reasonable legal fees and expenses of its outside counsel, and to indemnify J.P. Morgan Securities Inc. and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of J.P. Morgan Securities Inc.'s engagement.

        In connection with J.P. Morgan Securities Inc.'s engagement as financial advisor, Parent anticipates that certain employees of J.P. Morgan Securities Inc. may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of the Company for the purpose of assisting in the solicitation of proxies for the Annual Meeting. J.P. Morgan Securities Inc. will not receive any fee for, or in connection with, such solicitation activities apart from the fees which it may otherwise be entitled to receive as described above.

        J.P. Morgan Securities Inc. has in the past provided investment banking services to Parent and the Company unrelated to the Offer and the Proposed Merger, for which services J.P. Morgan Securities Inc. has received compensation. In the ordinary course of business, J.P. Morgan Securities Inc. and its affiliates may actively trade or hold the securities of Parent or the Company for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

        The Purchaser and Parent estimate that total costs relating to the solicitation of proxies (excluding costs relating to the Offer) are expected to be approximately $1.25 million, including fees payable to MacKenzie. To date, Purchaser has incurred approximately $525,000 in communicating with the Company's stockholders in connection with this proxy solicitation. Actual expenditures may vary materially from this estimate, however, as many of the expenditures cannot be readily predicted. The entire expense of preparing, assembling, printing and mailing this Proxy Statement and any other related materials and the cost of communicating with the Company's stockholders will be borne by the Purchaser and Parent. The Purchaser and Parent do not intend to request reimbursement from the Company for these expenses.

ADDITIONAL INFORMATION

        Set forth on Annex II hereto is certain information relating to each person who, based on publicly available information, owns beneficially more than 5% of the shares of the Company's Common Stock and information relating to the ownership of the Company's Common Stock by directors and executive officers of the Company.

        The information concerning the Company contained in this Proxy Statement and the Annexes attached hereto has been obtained from, or is based upon, publicly available documents and records on file with the Commission and other public sources. Neither Parent nor Purchaser assume any responsibility for the accuracy or completeness thereof or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser. Purchaser has not had access to the books and records of the Company.

Stockholder Proposals for 2004 Annual Meeting.

        According to the Company's proxy statement relating to its 2002 annual meeting of stockholders, any notice of a qualified stockholder submitting a proposal to be included in the Company's proxy statement for its 2003 Annual Meeting of stockholders must have been in proper form and must have been received by the Company no later than December 31, 2002.

        As of the date of this Proxy Statement, the Company has not disclosed the dates prior to which notices of nominations for election to the Company's Board of Directors or stockholder proposals to be considered at the Company's 2004 annual meeting of stockholders must be delivered to the Company. The Purchaser and Parent believe that, in determining these dates, the following principles will apply:

  •
  Under Rule 14a-8 promulgated under the Exchange Act, in order for stockholder proposals to be considered for inclusion in the Company's proxy statement for the 2004 annual meeting of stockholders, such proposals must be received by the Secretary of the Company at Salix Pharmaceuticals, Ltd., 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615, not less than 120 calendar days prior to the date of the proxy statement released by the

    Company in connection with the 2003 Annual Meeting. If the Annual Meeting is not held in 2003, or the date of the 2004 annual meeting varies by more than 30 days from the date of 2003 Annual Meeting, the Company will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2004 annual meeting.

  •
  Under Rule 14a-4 promulgated under the Exchange Act, if the Company does not receive notice of a stockholder proposal to be considered at the 2004 annual meeting at least 45 days prior to the date on which the Company first mailed its proxy materials for the 2003 Annual Meeting of stockholders, proxies solicited by the Company may confer discretionary authority upon the Company to vote against the stockholder proposals. If the Annual Meeting is not held in 2003, or the date of the 2004 annual meeting varies by more than 30 days from the date of 2003 Annual Meeting, then the Company must receive notice of the stockholder proposal a reasonable time before mailing its proxy materials.

        PLEASE INDICATE YOUR SUPPORT OF THE OFFER AND THE PROPOSED MERGER BY COMPLETING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY TO MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, 14TH FLOOR, NEW YORK, NEW YORK 10016 IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.

ANNEX I

        CERTAIN INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS
AND OTHER REPRESENTATIVES OF PARENT AND PURCHASER

        The following table sets forth the name of each director and executive officer of the Parent who may also assist MacKenzie Partners, Inc. in soliciting proxies from the Company's stockholders. The business address for David Mims, John Booth, Patrick McLean, Martha Donze and Michael Thiel is c/o Axcan Pharma Inc., 22 Inverness Center Parkway, Birmingham, Alabama, 35242. The business address for Michael Tarnow is Prudential Center, P.O. Box 990 963, Boston, Massachusetts 02199-0963. The business address for all of the other individuals listed below is c/o Axcan Pharma Inc., 597 Laurier Blvd., Mont Saint-Hilaire, Quebec, J3H 6C4, Canada. None of the officers, directors or employees of the Parent or Purchaser set forth below will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

Name	Position
Léon F. Gosselin	Chairman of the Board, President, and Chief Executive Officer
Dr. Claude Sauriol	Director
Jean Sauriol	Director
François Painchaud	Director
Colin R. Mallet	Director
Louis Lacasse	Director
Jacques Gauthier	Director
David W. Mims	Director
Michael M. Tarnow	Director
John R. Booth	Senior Vice-President, North American Commercial Operations
Dr. François Martin	Senior Vice-President, Scientific Affairs
Patrick L. McLean	Senior Vice-President, European Commercial Operations
Dr. Patrick Colin	Vice-President, Clinical Research
Dr. France Guay	Vice-President, Quality Assurance and Development
Jean Vézina	Vice-President, Finance
Martha D. Donze	Vice-President, Corporate Administration
Richard Tarte	General Counsel
Jocelyn Pelchat	Vice-President, Business Development and Export Operations
Michael Thiel	Vice-President of Marketing, North American Sales
Isabelle Adjahi	Director of Investor Relations

I-1

        The following table sets forth the name of each director and executive officer of the Purchaser who may also assist MacKenzie Partners, Inc. in soliciting proxies from the Company's stockholders. The business address for David Mims, John Booth, and Martha Donze is c/o Axcan Pharma Inc., 22 Inverness Center Parkway, Birmingham, Alabama, 35242. The business address for all of the other individuals listed below is c/o Axcan Pharma Inc., 597 Laurier Blvd., Mont Saint-Hilaire, Quebec, J3H 6C4, Canada.

Name	Position
Léon F. Gosselin	Director and Chairman of the Board
David W. Mims	Director, President and Chief Executive Officer
Martha D. Donze	Director, Vice-President, Administration and Assistant Secretary
John R. Booth	General Manager
Jean Vézina	Vice President of Finance and Treasurer
Richard Tarte	Secretary

I-2

ANNEX II

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF THE COMPANY

        The following table sets forth information regarding the ownership of the Company's Common Stock by all persons who are (i) the beneficial owners of 5% or more of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company whose salary and bonus for the fiscal year ended December 31, 2001 exceeded $100,000 and (iv) all executive officers and directors of the Company as a group. Except where otherwise indicated, the information in the following table was obtained from the preliminary proxy statement filed by the Company on May 2, 2003.

	Shares Beneficially Owned(2)
Name of Beneficial Owner(1)
	Number	Percentage
Wellington Management Company, LLP(3) 75 State Street Boston, Massachusetts 02109	2,425,400	11.34%
FMR Corp.(4) 82 Devonshire Street Boston, Massachusetts 02109	2,083,700	9.73%
John F. Chappell(5)	912,060	4.25%
Lorin K. Johnson, Ph.D.(6)	877,226	4.10%
Randy W. Hamilton(7)	741,180	3.46%
Robert P. Ruscher(8)	637,122	2.97%
Carolyn J. Logan(9)	304,441	1.41%
Adam C. Derbyshire(10)	93,583	*
Richard A. Franco, R.Ph.(11)	41,666	*
R. Scott Sykes, M.D.(12)	47,187	*
Thomas W. D'Alonzo(13)	32,666	*
All Directors and Executive Officers as a Group (9 persons)(14)	3,697,131	16.93%

*
Less than 1%

(1)
Except as otherwise indicated, the address of each beneficial owner is c/o Salix Pharmaceuticals, Ltd., 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615.

(2)
Percentages are based on the 21,414,476 shares outstanding as of April 25, 2003 according to the Company's preliminary proxy statement filed on May 2, 2003.

(3)
Information obtained from a Schedule 13G/A filed by Wellington Management Company LLP ("WMC") on February 12, 2003. The securities listed as beneficially owned by WMC include securities that are owned of record by clients of WMC. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such securities.

(4)
Information obtained from a Schedule 13G/A filed by FMR Corp ("FMR") on February 14, 2003 in its capacity as investment adviser. The securities listed as beneficially owned by FMR include securities for which various persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such securities. The securities listed as beneficially owned by FMR include 1,652,700 shares held by Fidelity Management Trust, a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, and 431,000

II-1

  shares beneficially owned by Fidelity Management & Research Company ("Fidelity") as a result of Fidelity acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(5)
Includes 21,666 shares issuable upon exercise of options. Also includes 83,000 shares held in trust for the benefit of Mr. Chappell's two children and grandchildren.

(6)
Includes 2,865 shares issuable upon exercise of options. Also includes 750,501 shares held by a trust for the benefit of Dr. Johnson and his wife, and 30,860 shares held by a family trust, the beneficiaries of which include Dr. Johnson's minor grandchildren. Dr. Johnson and his wife are named as co-trustrees of both trusts.

(7)
Includes 2,865 shares issuable upon exercise of options. Also includes 123,000 shares held by Mr. Hamilton's spouse, for which Mr. Hamilton disclaims beneficial ownership.

(8)
Includes 8,020 shares issuable upon exercise of options.

(9)
Includes 163,541 shares issuable upon exercise of options.

(10)
Includes 79,583 shares issuable upon exercise of options.

(11)
Includes 21,666 shares issuable upon exercise of options and 4,000 shares held by Mr. Franco's spouse.

(12)
Includes 47,187 shares issuable upon exercise of options.

(13)
Includes 21,666 shares issuable upon exercise of options and 1,000 shares held by Mr. D'Alonzo's spouse.

(14)
Includes the shares described in footnotes (5) - (13).

        Although Purchaser does not have any knowledge that would indicate that any statements contained herein are untrue, Purchaser does not take any responsibility for the accuracy or completeness of the information contained herein, or for any failure by the Company to disclose events that may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Purchaser.

        On the date hereof, Parent beneficially owns, directly or indirectly, an aggregate of 100 shares, all of which are held of record by Purchaser (representing beneficial ownership of less than 1% of the 21,414,476 shares outstanding as of April 25, 2003 according to the Company's preliminary proxy statement filed with the Commission on May 2, 2003).

II-2

ANNEX III
FORM OF PROPOSED BYLAW RESOLUTION

        Purchaser intends to present the following Bylaw Resolution for adoption by the Company's stockholders at the Annual Meeting:

  "Resolved:    That each provision of the bylaws of Salix Pharmaceuticals, Ltd. and any amendment thereto, if any, adopted by the Board of Directors of Salix Pharmaceuticals, Ltd. subsequent to November 30, 2001 and prior to approval of this resolution be, and they hereby are, repealed, effective as of the time this resolution is approved."

III-1

IMPORTANT

        Your proxy is important. No matter how many shares you own, please give Purchaser your proxy FOR the election of the Purchaser Director Nominees and FOR the adoption of the Bylaw Resolution by:

1.
SIGNING the enclosed GOLD PROXY CARD;

2.
DATING the enclosed GOLD PROXY CARD; and

3.
MAILING the enclosed GOLD PROXY CARD TODAY in the envelope provided (no postage is required if mailed in the United States).

        If you hold your shares in the name of one or more brokerage firms, banks, nominees or other institution, only they can sign a GOLD PROXY CARD with respect to your shares, and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD PROXY CARD.

        If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue, 14th Floor
New York, New York 10016
(212) 929-5500 (call collect)
or
CALL TOLL-FREE: (800) 322-2885
FAX: (212) 929-030

GOLD PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS OF
SALIX PHARMACEUTICALS, LTD.

THIS PROXY IS SOLICITED BY
AXCAN PHARMA INC.
AND
SAULE HOLDINGS INC.

        The undersigned stockholder of Salix Pharmaceuticals, Ltd. (the "Company") hereby appoints Richard Tarte and David Mims and each of them, each with full power of substitution, to vote all shares of common stock, par value $0.001 per share, of the Company that the undersigned is entitled to vote as if personally present at the Annual Meeting of Stockholders of the Company to be held Thursday, June 19, 2003 at 9:00 a.m. at 8540 Colonnade Center Drive, Suite 201, Raleigh, North Carolina, or at any special meeting called to consider the Tender Offer of Saule Holdings Inc. ("Purchaser"), a wholly-owned subsidiary of Axcan Pharma Inc. ("Parent"), or the proposed Bylaw Resolution (the "Bylaw Resolution") set forth herein, and at any adjournment, postponement or continuation of the Annual Meeting, provided however, that in no event will this proxy be valid beyond June 19, 2004. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

        PURCHASER URGES YOU TO VOTE IN FAVOR OF MATTERS 1 AND 2 SET FORTH BELOW. (Please mark each matter with an "X" in the appropriate box)

  1.
  To elect the following directors to the Board of Directors of the Company:

    Gideon Argov, Scott Bice, Dr. Gerald Bruno, John Coates and Richard Williams (collectively, the "Purchaser Director Nominees").

    ☐
    FOR all Purchaser Director Nominees, except as marked below

    ☐
    WITHHOLD AUTHORITY for all Purchaser Director Nominees

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE NOMINEES,
MARK FOR ABOVE AND PRINT THE NAME(S) OF THE PERSON(S) WITH RESPECT TO
WHOM YOU WISH TO WITHHOLD AUTHORITY IN THE SPACE PROVIDED BELOW.)

  2.
  To adopt a Bylaw Resolution repealing each provision of the Company's Bylaws or any amendment thereto adopted by the Board of Directors of the Company subsequent to November 30, 2001 and prior to the effective date of this proposed resolution.

    ☐  For                        ☐  Against                        ☐  Abstain

  3.
  To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal year 2003.

    ☐  For                        ☐  Against                        ☐  Abstain

IN THE EVENT ANY MATTER THAT PURCHASER DOES NOT KNOW OF WITHIN A REASONABLE TIME BEFORE THE ANNUAL MEETING IS PROPERLY BROUGHT BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR CONTINUATION THEREOF, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH MATTERS IN THEIR DISCRETION.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER MARKED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR THE PURCHASER DIRECTOR NOMINEES, FOR THE ADOPTION OF THE BYLAW RESOLUTION AND TO ABSTAIN FROM THE VOTE ON THE RATIFICATION OF AUDITORS.

PLEASE DATE AND SIGN THIS PROXY EXACTLY AS YOUR NAME APPEARS HEREON
(Dated)
(Signature)
(Title)
(Signature if held jointly)
When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
ENCLOSED ENVELOPE PROVIDED.

QuickLinks

PRELIMINARY COPIES SUBJECT TO COMPLETION DATED MAY 8, 2003
PROXY STATEMENT OF AXCAN PHARMA INC. AND SAULE HOLDINGS INC.
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
INTRODUCTION
BACKGROUND
ANNEX I
ANNEX II
ANNEX III FORM OF PROPOSED BYLAW RESOLUTION
IMPORTANT